UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                MIDWAY GOLD CORP.
                      -------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    598153104
                                   -----------
                                 (CUSIP NUMBER)

                                 BRIAN P. LUPIEN
                                6510 DEWEY DRIVE
                             COEUR D ALENE, ID 83814
                               TEL: (208) 667-1513
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 11, 2011
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BRIAN P. LUPIEN

####-##-####

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

--------------------------------------------------------------------------------

| 3 |

SEC USE ONLY

--------------------------------------------------------------------------------

| 4 |

SOURCE OF FUNDS*

PF

--------------------------------------------------------------------------------

| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|

--------------------------------------------------------------------------------

| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

US

--------------------------------------------------------------------------------

| 7 | SOLE VOTING POWER

5,000,000 shares of common stock

--------------------------------------------------------------------------------

| 8 | SHARED VOTING POWER

N/A

--------------------------------------------------------------------------------

| 9 | SOLE DISPOSITIVE POWER

5,000,000 shares of common stock

--------------------------------------------------------------------------------

| 10 |

SHARED DISPOSITIVE POWER

N/A

--------------------------------------------------------------------------------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000 shares of common stock

--------------------------------------------------------------------------------

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

--------------------------------------------------------------------------------

| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.18%

--------------------------------------------------------------------------------

| 14 |

TYPE OF REPORTING PERSON *

IN

--------------------------------------------------------------------------------

Item 1.
         (a) Name of Issuer: MIDWAY GOLD CORP.


         (b) Address of Issuer's Principal Executive Offices:
              8310 South Valley Highway Suite 280
		  Englewood, Colorado 80112

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Brian P. Lupien.

Brian P. Lupien's business address is 6510 Dewey Drive Coeur d Alene, ID 83814

(d)-(e) During the last five years, Brian P. Lupien: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Brian P. Lupien is a US citizen.

ITEM 3. Source of Amount of Funds or Other Compensation

Personal Funds

ITEM 4. Purpose of Transaction

To hold shares as investment in the future earning of the company.

Except for the foregoing, Brian P. Lupien has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the

Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (x) any action similar to those enumerated above.

Brian P. Lupien reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. Interest in Securities of the Issuer

(a) Brian Lupien beneficially owns 5,000,000 shares of Common Stock, no par value, of Midway Gold Corp. The shares of Common Stock beneficially owned by Brian P. Lupien constitute 5.18% of the total number of shares of common stock of Midway Gold Corp. Applicable percentages are based upon 96,449,496 shares of common stock issued and outstanding as of the date of this filing.

(b) Brian P. Lupien has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Brian P. Lupien.

(c) Brian P. Lupien acquired 3,000,000 shares of Common Stock and 3,000,000 warrants as part of the CN$2,750,000 non-brokered private placement dated November 12, 2008. The 3,000,000 warrants were exercised for 3,000,000 shares of Common Stock on April 29, 2009 at a price of CN$0.28 per warrant for a total of CN$840,000.00. 1,028,000 shares of Common Stock were sold in the open market in Canada on February 11, 2011 at a price of CN$1.40 per share.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Brian P. Lupien.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None



                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 17, 2011


By: /s/ Brian P. Lupien